UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 357th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON JUNE 10, 2019

1. DATE, TIME AND PLACE: June 10, 2019, at 3:00 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer, was also present as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. ELECTION OF MEMBER FOR THE BOARD OF DIRECTORS OF THE COMPANY: The Directors took note of the resignation of Mr. David Melcon Sanchez-Friera to the position of member of the Board of Directors. The members of the Board of Directors expressed their thanks to Mr. David Melcon Sanchez-Friera for the relevant services rendered to the Company in the performance of said position. It is recorded that Mr. David Melcon Sanchez-Friera will remain in the position of Chief Financial and Investor Relations Officer, whose term of office will end on the date of the first Meeting of the Board of Directors to be held after the General Shareholders’ Meeting of the year 2022.

In view of the foregoing, the election of Mrs. Claudia Maria Costin, Brazilian, married, administrator, holder of Identity Card No. 27.947.434-0 issued by DETRAN/RJ, enrolled with CPF/MF under No. 006.288.028-46, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Eng. Luiz Carlos Berrini, 1376, Bairro Cidade Monções, CEP 04571-936, for the position of member of the Board of Directors of the Company was approved, replacing Mr. David Melcon Sanchez-Friera, in completion to the current mandate. The term of office of the member of the Board of Directors now elected starts on this date and will end on the date of the General Shareholders’ Meeting to be held in the year 2022.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 357th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON JUNE 10, 2019

The Director now elected informed that she is not under legal impediments to the position for which she was elected and that she is in a position to sign the clearing declaration referred to in art. 147 of Law 6404/1976 and CVM Instruction 367/2002. The Director will be invested in his position by signing the term of investiture and the declaration of clearing that will be signed on that date, and filed at the Company's headquarters.

5. CLOSING: Since there was no other business to be discussed, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors. São Paulo, June 10, 2019. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra; and Sonia Julia Sulzbeck Villalobos; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 357th meeting of the Board of Directors of Telefônica Brasil S.A., held on June 10, 2019, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 10, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director